

10035986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/01/09 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXE Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th St., 2nd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston 646-673-8221 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
Washington DC 105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXE Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

NARDIA K. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG.#01BR6210901
MY COMM. EXP. 09/08/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IXE Securities, LLC

(A wholly-owned subsidiary of IXE Holdings, Inc.)

Statement of Financial Condition

December 31, 2009

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of IXE Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXE Securities, LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

IXE Securities, LLC

(A wholly-owned subsidiary of IXE Holdings, Inc.)

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 1,543,507
Receivable from clearing broker	110,990
Receivable from Affiliate	14,299
Receivables	53,951
Fixed assets, less accumulated depreciation $511,653	188,019
Other assets	361,763
Total assets	$ 2,272,529
Liabilities and Owner's Equity	
Liabilities	
Accrued compensation and benefits	$ 611,175
Accounts payable	190,101
Payable to Parent	5,694
Total liabilities	806,970
Commitments and contingencies (Note 7)	
Owner's equity	1,465,559
Total liabilities and owner's equity	$ 2,272,529

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

IXE Securities, LLC (the "Company") is a wholly-owned subsidiary of IXE Holdings, Inc. (the "Parent" or "IXE Holdings"). IXE Holdings, Inc, a Delaware corporation, is a wholly-owned subsidiary of IXE Grupo Financiero S.A. de C.V., a Mexican company. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

In June 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 ("SFAS 168")," which became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities. On the effective date of SFAS 168, the FASB Accounting Standards Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the FASB Accounting Standards Codification became non-authoritative. The Company adopted SFAS 168 as it became effective for financial statements issued for annual periods ending after September 15, 2009.

In May 2009, FASB issued new guidance relating to subsequent events, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance sets forth:

- the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;
- the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
- the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company has adopted the new guidance and it was effective for these financial statements.

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers short-term highly liquid investments, with maturities at the time of acquisition of three months or less, to be cash equivalents.

Fair Value Measurement
The Company adopted accounting guidance regarding fair value measurement standards, which clarifies the definition of fair value and establishes a framework for measuring fair value. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Company has no instruments that are classified within level 2 or 3 of the fair value hierarchy.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three to seven years.

Revenue Recognition
Security transactions and the related commissions and fees revenue and expense are recorded on a trade date basis.

Income Taxes
The Company is a single member limited liability company, and is treated as a division of IXE Holdings for federal and state income tax purposes, and not as a separate taxable entity. However, the Company computes its share of the consolidated Federal and State tax expense or benefits based upon the principles of separate company calculations as though the Company is treated as a separate taxpayer. The Company recognizes current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years.

The Company adopted FASB guidance which addresses the recognition and measurement of tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties as of January 1, 2008. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no material effect on the Company's financial statements.

Prior Period Amounts
Certain prior period amounts reflect reclassifications to conform with current period's presentation.

3. Cash and Cash Equivalents

At December 31, 2009, cash and cash equivalents include $416,129 of money market instruments held with the Company's clearing broker and a short term certificate of deposit of $30,060 held with a financial services company. Due to the short-term nature of these instruments, the cost has been

determined to approximate fair value. These are classified within level 1 of the fair value hierarchy. The Company holds $922,899 in cash with a major U.S. financial institution.

4. Receivable from clearing broker

At December 31, 2009, receivable from clearing broker includes cash deposit of $101,548 and receivable for executed but unsettled transactions.

5. Income Taxes

For the year ended December 31, 2009, the Company had no federal deferred tax benefit because of the full valuation allowance position. It also had no state or local income tax current or deferred tax benefit due to a full valuation allowance position.

As of December 31, 2009, the Company had remaining federal net operating loss carryovers of approximately $0.9 million against which it maintains a full valuation allowance. These net operating loss carryforwards are net of an Internal Revenue Code Section 382 limitation that was triggered by the purchase of the subsidiary in 2007. These carryforwards begin to expire in 2011. In addition, the Company has approximately $5.5 million of net operating losses carryovers in the New York State and New York City jurisdictions. These losses also have full valuation allowances against them and begin to expire in 2027.

The Company's total deferred tax assets as of December 31, 2009 were approximately $1.35 million. Most of the deferred tax assets relate to federal, state and local net operating loss carryovers. The valuation allowance balance at December 31, 2009 was approximately $1.35 million, and decreased by approximately $0.5 million.

The Company has no liabilities for uncertain tax positions as of year-end and had no change to that liability balance during the year.

6. Employee Benefit Plan

The Company sponsors a 401(k) savings plan for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 3%.

7. Commitments and Contingencies

Operating Lease
The Company leases office space under a non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. The Company sub-leases a portion of its offices under an agreement that provides for monthly rentals.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year ending December 31:	
2010	$ 336,000
2011	344,000
2012	344,000
2013	344,000
2014	114,667
	$ 1,482,667

8. Transactions with Affiliates

IXE Grupo Financiero S.A. de C.V. has guaranteed the ongoing operations of the Company for a period no less than one year beginning February 16, 2010.

9. Regulatory Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The Company's ratio at December 31, 2009 was .97 to 1.

At December 31, 2009, the Company had net capital of $829,722 which was $729,722 in excess of the amount required by the SEC.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of 15c3-3(k)(2)(ii).

10. Off–Balance Sheet Risk

As discussed in Note 1, the Company does not hold customer cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2009, the Company had no exposure to any unsecured debits and did not have any open positions in its trading accounts.

11. Subsequent Events

The Company evaluated subsequent events from January 1, 2010 through February 25, 2010, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Member of IXE Securities, LLC:

In planning and performing our audit of the financial statements of IXE Securities, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Mr. Armando Madero
Chief Executive Officer
IXE Securities, LLC.
140 East 45th Street
2nd Floor
New York, New York 10022

Report of Independent Accountants

Dear Mr. Madero:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of IXE Securities, LLC for period from April 1, 2009 through December 31, 2009, which were agreed to by IXE Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation solely to assist the specified parties in evaluating IXE Securities, LLC's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for IXE Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are documented in Attachment I.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of IXE Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2010

Attachment 1

Transitional Assessment Reconciliation - Form SIPC-7T
Procedures Performed

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 ('Form SIPC-7T') in the amount of $1,491 and $2,684, respectively, with the respective cash disbursement records entries: $150 clearing the Company's bank statement on February 3, 2009 (Check # 1959), $1,341 clearing the Company's bank statement on July 24, 2009 (Check # 2116), and $2,684 paid on February 17, 2010 (Check #2325) for total assessment of $4,175. The schedule used to perform this procedure is "SIPC 12.31.09 calculation tie-out", tab 'SIPC calculation' ('SIPC Calculation Schedule'). No exceptions were noted

2. Compared Total Revenue reported on page 2, item 2a of Form SIPC-7T in the amount of $1,918,285, with Total Revenue amount reported on audited financial statements for the year ended December 31, 2009 ('Financial Statements') less the revenues reported on IXE Securities LLC quarterly Focus Report for the period January 1, 2009 to March 31, 2009 ('Q1 Focus Report'), line 9. Procedure completed using the SIPC Calculation Schedule. No exceptions were noted.

3. Compared adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T in the amount of $137,470, to Clearance Fees reported on trial balance for the year ended December 31, 2009 ('Trial Balance') less the commissions paid to other broker-dealers reported on Q1 Focus Report, line 12. Procedure completed using the SIPC Calculation Schedule. No exceptions were noted.

    b. Compared the deduction amount reported on page 2, item 2c, 6 of Form SIPC-7T in the amount of $105,070 to the supporting schedule obtained from Doug Livingston, CFO. The schedules used to perform this procedure are "SIPC 12.31.09 calculation tie-out", tabs 'SIPC calculation', 'Testing of trading detail file', and 'trading detail'. Verified deduction related only to commissions earned on certificates of deposit, Treasury Bills, and commercial paper that mature within nine months of less of issuance date. No exceptions were noted.

    c. Compared the deduction reported on page 2, item 2c, 9(i) of Form SIPC-7T in the amount of $5,617 with interest expense reported on the Trial Balance less the interest expense reported on Q1 Focus Report, line 13. Procedure completed using the SIPC Calculation Schedule. No exceptions were noted.

4. Recalculated calculations reported in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, in SIPC Calculation Schedule, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T. No exceptions were noted.

    b. Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3. No exceptions were noted.

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037919 FINRA DEC
IXE SECURITIES LLC 6*6
140 E 45TH ST FL 2
NEW YORK NY 10017-7171

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4175

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1491)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2684

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2684

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2684

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IXE Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 12 day of Feb, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ___ Postmarked ___ Received ___ Reviewed

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,918,285

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 137,470

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 105,070

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,617

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 5,617

Total deductions 248,157

2d. SIPC Net Operating Revenues $ 1,670,128

2e. General Assessment @ .0025 $ 4,175

(to page 1 but not less than $150 minimum)